Filed Pursuant to Rule 433
Registration No. 333-277211
October 30, 2025
FREE WRITING PROSPECTUS
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Equity Index Underlying Supplement dated February 21, 2024)



HSBC USA Inc.

Dual Directional Buffered Notes

Linked to the Least Performing of the Nasdaq-100 Index® and the EURO STOXX 50® Index (the "Reference Asset")

► 2.00x exposure to any positive return of the Least Performing Underlying, subject to a maximum return of at least 32.75% (to be determined on the Trade Date)

► 1.00x positive exposure to the Absolute Reference Return of the Least Performing Underlying if its Reference Return is negative but not less than -10.00%

► Protection from the first 10.00% of any losses if the Reference Return of the Least Performing Underlying is less than -10.00%, with 1.00x exposure to each 1% decline beyond 90.00%, and in such a case, you will lose some or a significant portion (up to 90.00%) of your principal amount

► Due November 26, 2027

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Dual Directional Buffered Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $910.00 and $960.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-8 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% and referral fees of up to 0.80% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.55% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



Indicative Terms[1]

Principal Amount	$1,000 per Note
Reference Asset	The Nasdaq-100 Index® (Ticker: NDX) and the EURO STOXX 50® Index (Ticker: SX5E) (each an "Underlying" and together the "Underlyings").
Upside Participation Rate	200.00% (2.00x) exposure to any positive Reference Return of the Least Performing Underlying
Absolute Return Participation Rate	100.00% (1.00x)
Maximum Cap	At least 32.75% (to be determined on the Trade Date)
Buffer Percentage	-10.00%
Reference Return	With respect to each Underlying, $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Least Performing Underlying	The Underlying with the lowest Reference Return
Absolute Reference Return	With respect to each Underlying, the absolute value of its Reference Return. The Absolute Reference Return will always be a positive value or zero. For example, if the Reference Return is -5.00%, the Absolute Reference Return will be +5.00%.
Payment at Maturity per Note	▪ **If the Reference Return of the Least Performing Underlying is greater than or equal to zero, the lesser of:** (a) $1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap) ▪ **If the Reference Return of the Least Performing Underlying is less than zero but greater than or equal to the Buffer Percentage:** $1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate). ▪ **If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage:** $1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 10.00%)]. For example, assuming a Buffer Percentage of -10.00%, if the Reference Return of the Least Performing Underlying is -20.00%, you will suffer a 10.00% loss and receive 90.00% of the Principal Amount, subject to the credit risk of HSBC USA Inc. Under these circumstances, you will lose some or a significant portion (up to 90.00%) of your investment.
Initial Value	With respect to each Underlying, its Official Closing Level on the Pricing Date.
Final Value	With respect to each Underlying, its Official Closing Level on the Final Valuation Date.
Pricing Date	November 20, 2025
Trade Date	November 20, 2025
Original Issue Date	November 25, 2025
Final Valuation Date [2]	November 22, 2027
Maturity Date[2]	November 26, 2027
CUSIP / ISIN	40447DMM7 / US40447DMM73

[1] As more fully described starting on page FWP-4.

[2] Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

The Notes

These Dual Directional Buffered Notes may be suitable for investors who believe that the Underlyings will increase over the term of the Notes. So long as the Reference Return of the Least Performing Underlying is greater than -10.00%, the Notes will provide a positive return.

If the Least Performing Underlying appreciates over the term of the Notes, you will realize a return equal to 200.00% (2.00x) of the appreciation of the Lest Performing Underlying, subject to a Maximum Cap of at least 32.75% (to be determined on the Trade Date).

If the Reference Return of the Least Performing Underlying is less than zero but greater than or equal to the Buffer Percentage of -10.00%, you will receive a positive return equal to the Absolute Reference Return of the Least Performing Underlying.

If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, you will receive protection from the first 10.00% of any losses, with 2.00x exposure to each 1% decline that the Reference Return of the Least Performing Underlying is less than the Buffer Percentage. Under these circumstances you will lose some or a significant portion (up to 90.00%) of the Principal Amount at maturity.



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the Notes reflecting the Maximum Cap of at least 32.75% (to be determined on the Trade Date), reflecting the Upside Participation Rate of 200.00% (2.00x), reflecting the Absolute Reference Return Participation Rate of 100.00%, and reflecting the Buffer Percentage of -10.00%. The left hand column shows the Reference Return of the Least Performing Underlying.

Reference Return	Participation in Reference Return	Notes Return
24.00%	Subject to Maximum Cap	32.75%
5.00%	2.00 x upside exposure	10.00%
-5.00%	Absolute Reference Return Participation Rate	5.00%
-40.00%	1x loss beyond Buffer Percentage	-30.00%

Information about the Underlyings

The Nasdaq-100 Index® ("NDX") is a modified market capitalization-weighted index of 100 of the largest non-financial companies listed on the NASDAQ Stock Market based on market capitalization. It does not contain securities of financial companies (based on the Financials industry classification according to the Industry Classification Benchmark). Each underlying stock's influence on the level of the NDX is directly proportional to the value of its share weight.



The EURO STOXX 50® Index is derived from the EURO STOXX index and represents the performance of the 50 largest companies among the 20 supersectors in terms of free-float market capitalization in the Eurozone. The index has a fixed number of components and is part of the STOXX blue-chip index family. The index captures about 60% of the free-float market cap of the EURO STOXX Total Market Index (TMI).



The graphs above illustrate the daily performance of each Underlying from October 29, 2015 through October 29, 2025. The closing values in the graphs above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results.

For further information on each Underlying, please see "Description of the Reference Asset" beginning on page FWP-14 of this document. We have derived all disclosure regarding each Underlying from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about each Underlying.



HSBC USA Inc.

Dual Directional Buffered Notes

Linked to the Least Performing of the Nasdaq-100 Index® and the EURO STOXX 50® Index

This document relates to a single offering of Dual Directional Buffered Notes. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The Nasdaq-100 Index® (Ticker: NDX) and the EURO STOXX 50® Index (Ticker: SX5E) (each an "Underlying" and together the "Underlyings").
Trade Date:	November 20, 2025
Pricing Date:	November 20, 2025
Original Issue Date:	November 25, 2025
Final Valuation Date:	November 22, 2027, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be November 26, 2027. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Upside Participation Rate:	200.00% (2.00x)
Absolute Return Participation Rate:	100.00% (1.00x)
Maximum Cap:	At least 32.75% (to be determined on the Trade Date)
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Least Performing Underlying:	The Underlying with the lowest Reference Return
Final Settlement Value:	■ ***If the Reference Return of the Least Performing Underlying is greater than or equal to zero***, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of: (a) $1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate). (b) $1,000 + ($1,000 × Maximum Cap). ■ ***If the Reference Return of the Least Performing Underlying is less than zero but greater than or equal to the Buffer Percentage***, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate). ■ ***If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage***, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 10.00%)]. Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return of the Least Performing Underlying is below the Buffer Percentage. For example, assuming a Buffer Percentage of-10.00%, if the Reference Return of the Least Performing Underlying is -20.00%, you will suffer a 10.00% loss and receive 90.00% of the Principal Amount, subject to the credit risk of HSBC. If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, you will lose some or a significant portion (up to 90.00%) of your investment.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Absolute Reference Return:	With respect to each Underlying, the absolute value of its Reference Return. The Absolute Reference Return will always be a positive value or zero. For example, if the Reference Return is -5.00%, the Absolute Reference Return will be +5.00%.
Buffer Percentage:	-10.00%
Initial Value:	With respect to each Underlying, its Official Closing Level on the Pricing Date.
Final Value:	With respect to each Underlying, its Official Closing Level on the Final Valuation Date.
CUSIP / ISIN:	40447DMM7 / US40447DMM73
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024, and Equity Index Underlying Supplement dated February 21, 2024. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control.

You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www. sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling (212) 525-8010.

You may also obtain:

▸ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return of the Least Performing Underlying is greater than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate).

(b) $1,000 + ($1,000× Maximum Cap*).

*To be determined on the Trade Date and will not be less than 32.75%

If the Reference Return of the Least Performing Underlying is less than zero but greater than or equal to the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate)

If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 10.00%)].

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return of the Least Performing Underlying is below the Buffer Percentage. For example, assuming a Buffer Percentage of -10.00%, if the Reference Return of the Least Performing Underlying is -20.00%, you will suffer a 10.00% loss and receive 90.00% of the Principal Amount, subject to the credit risk of HSBC. You should be aware that if the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, you will lose some or a significant portion (up to 90.00%) of your investment.

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsors

The reference sponsor of the NDX is Nasdaq, Inc. The reference sponsor of the SX5E is STOXX Ltd.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You seek an investment with a return linked to the potential positive performance of the Least Performing Underlying and you believe the Reference Return of the Least Performing Underlying will be positive or will not decline below the Buffer Percentage of -10.00%.

▸ You are willing to invest in the Notes based on the Maximum Cap of at least 32.75% (to be determined on the Trade Date), which may limit your return at maturity.

▸ You are willing to make an investment that is exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis for each percentage point that the Reference Return of the Least Performing Underlying is below the Buffer Percentage of -10.00%.

▸ You understand and accept that your investment may not provide full return of principal.

▸ You are willing to forgo dividends or other distributions paid on the stocks included in any Underlying.

▸ You do not seek current income from your investment.

▸ You are willing to hold the Notes to maturity.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe the Reference Return of the Least Performing Underlying will be less than the Buffer Percentage or that its Reference Return or Absolute Reference Return of the Least Performing Underlying will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to invest in the Notes based on the Maximum Cap of at least 32.75% (to be determined on the Trade Date), which may limit your return at maturity.

▸ You are unwilling to make an investment that is exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis for each percentage point that its Reference Return of the Least Performing Underlying is below the Buffer Percentage of -10.00%.

▸ You seek an investment that provides full return of principal.

▸ You prefer to receive the dividends or other distributions paid on the stocks included in any Underlying.

▸ You seek current income from your investment.

▸ You are unable or unwilling to hold the Notes to maturity.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "—General Risks Related to Indices" in the Equity Index Underlying Supplement;

▸ "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

▸ "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Your investment in the Notes may result in a loss.

You will be exposed to the decline in the Reference Return of the of the Least Performing Underlying beyond the Buffer Percentage of -10.00%. In this case, you will lose 1.00% of the Principal Amount of your Notes for each percentage point that the Reference Return of the Least Performing Underlying is less than the Buffer Percentage. Accordingly, if the Reference Return of the Least Performing Underlying is less than the Buffer Percentage of -10.00%, you will lose some or a significant portion (up to 90.00%) of your investment at maturity if the Reference Return of the Least Performing Underlying is less than the Buffer Percentage

The appreciation on the Notes is limited by the Maximum Cap.

You will not participate in any appreciation in the value of the Reference Asset (as multiplied by the Upside Participation Rate) beyond the Maximum Cap. You will not receive a return on the Notes greater than the Maximum Cap.

The amount payable on the Notes is not linked to the value of the Least Performing Underlying at any time other than on the Final Valuation Date.

The Final Value of the least Performing Underlying will be based on its Official Closing Level on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the Least Performing Underlying appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that reflects a Reference Return that is less than the Buffer Percentage, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Least Performing Underlying prior to such decrease. Although the actual value of the Least Performing Underlying on the Maturity Date or at other times during the term of the Notes may be higher than the Final Value, the Payment at Maturity will be based solely on the Official Closing Level of the Least Performing Underlying on the Final Valuation Date.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of sustaining a significant loss on your investment than if the Notes were linked to just one Underlying.

The risk that you will suffer a significant loss on your investment, is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With multiple Underlyings, it is more likely that the Reference Return of one of the Underlyings will be below the Buffer Percentage on the Final Valuation Date, than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will suffer a significant loss on your investment.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these

Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

Risks Relating to the Reference Asset

Changes that affect the value of an Underlying may affect the market value of the Notes and the amount you will receive on the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of an Underlying concerning additions, deletions and substitutions of the stocks included in an Underlying, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of an Underlying. The policies of the reference sponsor with respect to the calculation of an Underlying could also affect the value of an Underlying. The reference sponsor may discontinue or suspend calculation or dissemination of an Underlying. Any such actions could affect the value of an Underlying and the value of and the return on the Notes.

Risks associated with non-U.S. companies.

The levels of the SX5E depend upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SX5E and, as a result, the value of the Notes.

The Notes will not be adjusted for changes in exchange rates.

Although the equity securities included in the SX5E are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the SX5E and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

Non-U.S. Securities Risk.

Some of the equity securities included in the NDX are issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities, such as the Notes, involve risks associated with the home countries of the issuers of those non-U.S. equity securities. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked

securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in the stocks included in an Underlying.

As a holder of the Notes, you will not have any ownership interest in the stocks included in an Underlying, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the stocks included in an Underlying.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Final Value of an Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Value used in the table and examples below is not expected to be the actual Initial Value of any Underlying. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns of the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

- ▸ Principal Amount: $1,000
- ▸ Hypothetical Initial Value for each Underlying: 1,000.00
- ▸ Hypothetical Maximum Cap*: 32.75%
- ▸ Upside Participation Rate: 200.00%
- ▸ Absolute Return Participation Rate: 100.00% (1.00x)
- ▸ Buffer Percentage: -10.00%

The hypothetical Initial Value of 1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of any Underlying. The actual Initial Value of each Underlying will be determined on the Pricing Date.

* To be determined on the Trade Date and will not be less than 32.75%

Hypothetical Final Value of the Least Performing Underlying	Hypothetical Reference Return of the Least Performing Underlying	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
2,000.00	100.00%	$1,327.50	32.75%
1,800.00	80.00%	$1,327.50	32.75%
1,600.00	60.00%	$1,327.50	32.75%
1,400.00	40.00%	$1,327.50	32.75%
1,300.00	30.00%	$1,327.50	32.75%
1,200.00	20.00%	$1,327.50	32.75%
1,163.75	**16.375%**	**$1,327.50**	**32.75%**
1,100.00	10.00%	$1,200.00	20.00%
1,050.00	5.00%	$1,100.00	10.00%
1,020.00	2.00%	$1,040.00	4.00%
1,010.00	1.00%	$1,020.00	2.00%
1,000.00	**0.00%**	**$1,000.00**	**0.00%**
980.00	-2.00%	$1,020.00	2.00%
960.00	-4.00%	$1,040.00	4.00%
940.00	-6.00%	$1,060.00	6.00%
920.00	-8.00%	$1,080.00	8.00%
900.00	**-10.00%**	**$1,100.00**	**10.00%**
750.00	-25.00%	$850.00	-15.00%
600.00	-40.00%	$700.00	-30.00%
450.00	-55.00%	$550.00	-45.00%
300.00	-70.00%	$400.00	-60.00%
150.00	-85.00%	$250.00	-75.00%
0.00	-100.00%	$100.00	-90.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The value of the Least Performing Underlying increases from the Initial Value of 1,000.00 to a Final Value of 1,600.00.

Underlying		Initial Value		Final Value
NDX		1,000.00		1,900.00 (190% of its Initial Value)
SX5E		1,000.00		1,600.00 (160% of its Initial Value)

Reference Return of the Least Performing Underlying:	60.00%
Final Settlement Value:	**$1,327.50**

Because the Reference Return of the Least Performing Underlying is positive, and the Reference Return of the Least Performing Underlying multiplied by the Upside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,327.50 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 32.75%)

= $1,327.50

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return of the Least Performing Underlying multiplied by the Upside Participation Rate exceeds the Maximum Cap.

Example 2: The value of the Least Performing Underlying increases from the Initial Value of 1,000.00 to a Final Value of 1,050.00.

Underlying		Initial Value		Final Value
NDX		1,000.00		1,250.00 (125% of its Initial Value)
SX5E		1,000.00		1,050.00 (105% of its Initial Value)

SX5E is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	5.00%
Final Settlement Value:	**$1,100.00**

Because the Reference Return of the Least Performing Underlying is positive, and the Reference Return of the Least Performing Underlying multiplied by the Upside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,100.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 200.00%)

= $1,100.00

Example 2: shows that you will receive the return of your principal investment plus a return equal to the Reference Return of the Least Performing Underlying multiplied by the Upside Participation Rate of 200.00% when the Reference Return of the Least Performing Underlying is positive and such Reference Return multiplied by the Upside Participation Rate does not exceed the Maximum Cap.

Example 3: The value of the Least Performing Underlying decreases from the Initial Value of 1,000.00 to a Final Value of 950.00.

Underlying		Initial Value		Final Value
NDX		1,000.00		1,150.00 (115% of its Initial Value)
SX5E		1,000.00		950.00 (95% of its Initial Value)

SX5E is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-5.00%
Final Settlement Value:	**$1,050.00**

Because the Reference Return of the Least Performing Underlying is less than zero but greater than or equal to the Buffer Percentage of -10.00%, the Final Settlement Value would be $1,050.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate)

= $1,000 + ($1,000 × 5.00% × 100.00%)

= $1,050.00

Example 3 shows that as long as the Reference Return of the Least Performing Underlying is greater than or equal to the Buffer Percentage, you will receive a positive return on your Notes.

Example 4: The value of the Least Performing Underlying decreases from the Initial Value of 1,000.00 to a Final Value of 400.00.

Underlying		Initial Value		Final Value
NDX		1,000.00		1,100.00 (110% of its Initial Value)
SX5E		1,000.00		400.00 (40% of its Initial Value)

SX5E is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-60.00%
Final Settlement Value:	**$500.00**

Because the Reference Return of the Least Performing Underlying is less than the Buffer Percentage of -10.00%, the Final Settlement Value would be $500.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 10.00%)]

= $1,000 + [$1,000 × (-60.00% + 10.00%)]

= $500.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the value of the Least Performing Underlying if its Reference Return is beyond the Buffer Percentage of -10.00%. **You will lose some or a significant portion (up to 90.00%) of your investment.**

DESCRIPTION OF THE REFERENCE ASSET

Description of the NDX

The Nasdaq-100 Index® ("NDX") is a modified market capitalization-weighted index of 100 of the largest non-financial companies listed on the NASDAQ Stock Market based on market capitalization. It does not contain securities of financial companies (based on the Financials industry classification according to the Industry Classification Benchmark). Each underlying stock's influence on the level of the NDX is directly proportional to the value of its share weight.

For more information about the NDX, see "The Nasdaq-100 Index®" beginning on page S-30 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the NDX

The following graph sets forth the historical performance of the NDX based on the daily historical closing values from October 29, 2015 through October 29, 2025. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the NDX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the NDX on the Final Valuation Date.

Description of the SX5E

The EURO STOXX 50® Index is derived from the EURO STOXX index and represents the performance of the 50 largest companies among the 20 supersectors in terms of free-float market capitalization in the Eurozone. The index has a fixed number of components and is part of the STOXX blue-chip index family. The index captures about 60% of the free-float market cap of the EURO STOXX Total Market Index (TMI).

For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-12 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the daily historical closing values from October 29, 2015 through October 29, 2025. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SX5E on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of any Underlying, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to any Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will

also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% and referral fees of up to 0.80% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.55% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the notes to you.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Underlyings. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in an Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in an Underlying and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in any Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-

one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

HSBC USA Inc.

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Dual Directional Buffered Notes Linked to the Least Performing of the Nasdaq-100 Index® and the EURO STOXX 50® Index

October 30, 2025

Free Writing Prospectus